SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

May 13, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: James O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series, Inc. (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 71 to Registration Statement on Form N-1A
Securities Act File No. 333-1283
Investment Company Act File No. 811-07797

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on May 1, 2013 regarding Post-Effective Amendment No. 71 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 71 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment contains the combined prospectus and statement of additional information (“SAI”) for Focused Large-Cap Growth Portfolio, Focused Small-Cap Growth Portfolio, Focused Small-Cap Value Portfolio, Focused Dividend Strategy Portfolio and SunAmerica Strategic Value Portfolio (each a “Portfolio” and collectively, the “Portfolios”), each a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment. The Staff’s comments have been categorized as “Comments Applicable to Multiple Portfolios” and “Portfolio Specific Comments,” and the comments have been grouped accordingly under each category.

James O’Connor, Esq.

May 13, 2013

I.	Prospectus

Comments Applicable to Multiple Portfolios

Comment 1:	Please delete the footnote in each Portfolio’s fee table describing the applicability of CDSCs to certain redemptions of shares as it is neither permitted nor required by Form N-1A.

Response:

The Registrant respectfully declines to make the requested changes. The Registrant believes that current disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables.[1]

Comment 2:	Certain Portfolios’ principal strategies state that the adviser may invest in “additional financial instruments for the purpose of cash management or to hedge a security portfolio position.” Please clarify what types of financial instruments such Portfolios may invest in. Please also indicate whether derivatives are counted toward satisfying the Portfolios’ respective 80% tests and, if yes, confirm that the measurement is based on the derivatives’ mark-to-market, rather than notional, value. In addition, where appropriate in the Statement of Additional Information (the “SAI”), please provide disclosure consistent with the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, general Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller Letter”).

Response:	As described in the section entitled “More Information About the Portfolios,” certain Portfolios may invest in certain types of investments (e.g., options and futures) other than the 30 to 50 securities. Certain Portfolios may also invest in exchange-traded funds from time to time for cash management purposes. The Portfolios’ ability to invest in exchange-traded funds is described in the Portfolios’ Statement of Additional Information. Investments in these other types of investments and in exchange-traded funds are non-principal investments with respect to these Portfolios. Accordingly, the sentence referenced in the Staff’s comment has been deleted from the “Principal Investment Strategies and Techniques of the Portfolio” section. In addition, derivatives are not counted toward satisfying the Portfolios’ respective 80% tests. Finally, the Registrant acknowledges the Staff’s comment regarding derivatives disclosure in light of the Miller Letter and believes that the Fund’s current disclosure is appropriate.

Comment 3:	Please define the term “equity securities” used in the description of principal investment strategies in certain Portfolios’ summary sections. It also appears that these Portfolios are invested entirely in common stocks and, if this is the case, the disclosure should be revised to reflect this fact.

[1]	See, e.g., BlackRock Focus Growth Fund, Inc., Registration Statement filed on Form N-1A on December 28, 2012 (http://www.sec.gov/Archives/edgar/data/1097293/000089109212007711/e50299_485bpos.htm).

James O’Connor, Esq.

May 13, 2013

Response:	The Registrant has not added disclosure to the summary section for each Portfolio as suggested by the Staff as it believes the current disclosure is appropriate. Moreover, the Registrant respectfully notes that equity securities are defined in the “Glossary” as:

Equity securities include common and preferred stocks, convertible securities, warrants and rights.

Comment 4:	Please replace the phrase “with characteristics similar to those contained” with more precise wording in the 80% investment policy contained in the description of the principal investment strategies with respect to the Focused Small-Cap Growth Portfolio and the Focused Small-Cap Value Portfolio Portfolios.

Response:	The Registrant respectfully declines to make the suggested changes to the disclosure as it believes the current disclosure is adequate and appropriately describes the Portfolios’ 80% investment policy.

Comment 5:	Please revise the definitions of “Large-cap companies” and “Small-cap companies” used in the description of principal investment strategies in certain Portfolios’ summary sections, as well as in the “Glossary,” in accordance with the Staff’s suggested changes. In particular, the Staff notes that indices may be used as reference points only on their reconstitution dates.

Response:	The Registrant respectfully declines to make the suggested changes to the disclosure as the Registrant believes that the current disclosure is appropriate. Moreover, the Registrant believes that the manner in which the applicable indices are utilized in determining whether a company is a large-cap or small-cap company is reasonable and appropriate.

Comment 6:	In the “Stock Market Volatility and Securities Selection” risk factor for each Portfolio, please replace the words “equity securities” with “common stocks” as suggested by the Staff.

Response:	The Registrant respectively declines to make the requested change as it believes that the current disclosure is appropriate. In particular, please see the response to Comment 3 above.

Comment 7:	Please revise the disclosure in the paragraph preceding the bar chart and performance table as indicated by the Staff as it is neither permitted nor required by Form N-1A. Please also delete footnote 1 to the performance table if such disclosure is only a hypothetical statement.

Response:	The Registrant respectfully declines to make the requested changes to the disclosure as it believes the current format is more precise. The Registrant has not deleted footnote 1 to the performance table because the footnote is an explanation of the actual performance information for each Portfolio and is not a hypothetical statement for any Portfolio.

James O’Connor, Esq.

May 13, 2013

Comment 8:	The Staff notes that in the footnote to the Fee Table of certain Portfolios describing the Expense Limitation Agreement, there is disclosure that for purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include, among other things, acquired fund fees and expenses. The Staff requests confirmation of whether such Portfolios’ have any current intention to invest in other investment companies.

Response:	The description of the Expense Limitation Agreement in the footnote to the Fee Table for certain Portfolios reflects how “Total Annual Fund Operating Expenses” are calculated for purposes of the contractual expense caps described in the footnote. In particular, this calculation does not include extraordinary expenses and acquired fund fees and expenses. While these Portfolios do not invest in other investment companies as part of their principal investment strategies, they are permitted to do so. The Registrant therefore believes that this disclosure, which derives from the Expense Limitation Agreement itself, is appropriate in clarifying how expenses are calculated for purposes of the contractual expense caps.

Comment 9:	With respect to the “Investment through Financial Institutions” section, the Staff notes that authorized representatives designated in the prospectus may not set earlier deadlines.

Response:	As described in the prospectus, shares of the Portfolios are sold through authorized dealers, brokers, financial advisors or other financial institutions (“Financial Intermediaries”). Such Financial Institutions may set deadlines for receipt of orders that are earlier than the order deadline of the Portfolios due to processing or other reasons and the Registrant believes this information is important to an investor. Accordingly, the Registrant believes that the current disclosure is appropriate.

Comment 10:	Please revise the disclosure in the “Tax, Dividend, Distribution and Account Policies—Small Accounts” section as requested by the Staff.

Response:	The requested disclosure has been revised.

Comment 11:	In the “More Information About the Funds” section, options are noted as a potential investment for certain Portfolios and this should be explained. In particular, please confirm whether the use of options is a principal investment strategy and, if so, disclosure should be included in the summary section of the prospectus.

Response:	While options are noted in the “More Information About the Funds” section with respect to certain Portfolios, investment in these instruments is not a principal investment strategy of those Portfolios. Accordingly, disclosure of options is not included in the summary section of the prospectus, however, the SAI contains additional disclosure regarding a Portfolio’s permitted use of options.

James O’Connor, Esq.

May 13, 2013

Portfolio-Specific Comments – Focused Large-Cap Growth Portfolio

Comment 12:	Please delete the last sentence in the paragraph immediately preceding the Fee table as it is neither permitted nor required by Form N-1A.

Response:	The requested change has been made.

Comment 13:	In the “Stock Market Volatility and Securities Selection” risk factor, please revise the disclosure to reflect that the Portfolio uses a growth style of investing, not a value style, and discuss the risks of the growth style of investing.

Response:	The requested disclosure has been revised.

Portfolio-Specific Comments – Focused Small-Cap Growth Portfolio

Comment 14:	Please delete the last sentence in the paragraph immediately preceding the Fee table as is neither permitted nor required by Form N-1A.

Response:	The requested change has been made.

Comment 15:	In the “Stock Market Volatility and Securities Selection” risk factor, please revise the disclosure to reflect that the Portfolio uses a growth style of investing, not a value style, and discuss the risks of the growth style of investing.

Response:	The Registrant has revised the disclosure as requested.

Portfolio-Specific Comments – Focused Small-Cap Value Portfolio

Comment 16:	In the “Stock Market Volatility and Securities Selection” risk factor, please revise the disclosure to reflect that the Portfolio uses a value style of investing, not a growth style, and discuss the risks of the value style of investing.

Response:	The Registrant has revised the disclosure as requested.

Portfolio-Specific Comments – Focused Dividend Strategy Portfolio

Comment 17:	Please delete the word “generally” from the fourth sentence of the third paragraph of the description of the Portfolio’s principal investment strategies and techniques. The Staff also notes that the use of the term “generally” in this instance appears to call into question whether the Portfolio is meeting its 80% investment policy, which requires the Portfolio to invest in dividend yielding equity securities, and requests that that Registrant provide additional clarification on this point.

James O’Connor, Esq.

May 13, 2013

Response:	The word “generally” as used in this context is meant to describe the various selection criteria that are used in connection with the selection of the Portfolio’s thirty stocks and is not intended to modify or qualify in any manner the Portfolio’s 80% investment policy as it relates to dividend yielding equity securities. The Registrant therefore respectfully declines to make the requested change as it believe that both the Portfolio’s 80% investment policy and its selection criteria are clearly and appropriately described.

Comment 18:	In the “Stock Market Volatility and Securities Selection” risk factor, please revise the disclosure as suggested by the Staff. In addition, please revise the disclosure to reflect that the Portfolio uses a value style of investing, not a growth style, and discuss the risks of the value style of investing.

Response:	The Registrant has revised the disclosure as requested.

Comment 19:	In the “Principal Risks of Investing in the Portfolio” section, please add a risk of investing in foreign securities in light of disclosure in the “Principal Investment Strategies and Techniques of the Portfolio” section indicating that the Portfolio may invest in foreign issuers.

Response:	While there is a percentage limitation imposed on investments in securities of foreign issuers in connection with the Portfolio’s annual rebalancing, investments in foreign securities are not [currently] a principal investment of the Portfolio. Accordingly, the Registrant does not believe that the addition of foreign exposure risk as a principal risk for this Portfolio is appropriate.

Portfolio-Specific Comments – SunAmerica Strategic Value Portfolio

Comment 20:	Please revise the first sentence of the second paragraph in the “Principal Investment Strategies and Techniques of the Portfolio” section to replace the word “securities” with the words “common stock”.

Response:	The Registrant has revised the disclosure to replace the word “securities” with “equity securities,” and, as noted in response to Comment 3 above, the term “equity securities” is defined in the Glossary section.

Comment 21:	In the “Stock Market Volatility and Securities Selection” risk factor, please replace the word “securities” with the words “common stock” in the first sentence. Please also revise the disclosure to reflect that the Portfolio uses a value style of investing, not a growth style, and discuss the risks of the value style of investing.

Response:	The Registrant respectfully declines to replace the word “securities” with the words “common stock in the first sentence of this risk factor and refers to response to Comment 3 above for further explanation. The Registrant has revised the disclosure to reflect that the Portfolio uses a value style of investing, not a growth style, and has added disclosure regarding the risks of the value style of investing.

James O’Connor, Esq.

May 13, 2013

II.	Statement of Additional Information

Comment 22:	In the “Investment Objectives and Policies—Real Estate Investment trusts (“REITs”)” section, please disclose that to the extent a Portfolio invests in REITs, its distributions are likely to be taxable as ordinary income (to the extent such distributions come from mortgage interests and rents).

Response:	The Registrant has revised the disclosure as requested.

Comment 23:	With respect to the Portfolios’ fundamental investment restriction on industry concentration, please revise the disclosure by adding the word “net” immediately prior to the word “assets” to conform to Instruction 4 of Item 9(b)(1) of Form N-1A.

Response:	The Registrant respectfully declines to make the requested change to the Portfolios’ fundamental investment restriction relating to concentration. While the Registrant acknowledges that Instruction 4 of Item 9(b)(1) of Form N-1A refers to “net” assets in a parenthetical relating to the disclosure of a fund’s concentration policy, each Portfolio’s current concentration policy is consistent with how the Staff has historically defined concentration.

Comment 24:	With respect to the Portfolios’ fundamental investment restriction on industry concentration, the Staff notes that the current disclosure indicates that the Focused Dividend Strategy Portfolio may invest more than 25% of its assets in the securities of issuers in the same industry to the extent such investments would be selected according to its stock selection criteria. However, the Staff further notes that there is no disclosure in the summary section of the prospectus that this Portfolio would be concentrated and, therefore, such disclosure should be added.

Response:	The Registrant respectfully declines to make the suggested changes to the disclosure as it believes the current disclosure is appropriate. In particular, Item 4(a) of Form N-1A requires that a fund identify any policy to concentrate in securities of issuers in a particular industry or group of industries. The Focused Dividend Strategy Portfolio, in fact, has no policy to concentrate, does not currently concentrate, and does not currently contemplate concentrating its investments in securities of issuers in a particular industry or group of industries.

Comment 25:	With respect to the Portfolios’ fundamental investment restriction on borrowing, please revise the disclosure to make clear that each Portfolio will comply with Section 18(f)(1) of the 1940 Act with respect to all of its borrowings, except to the extent the borrowing qualifies under Section 18(g) of the 1940 Act.

Response:	The Registrant respectfully declines to make the requested changes as it believes the language is consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Section 18(f)(1) provides, in part, that a registered open-end investment company can borrow, provided that immediately after the borrowing, there is asset

James O’Connor, Esq.

May 13, 2013

coverage of at least 300% for all borrowings. Section 18(g) allows a fund to borrow additional amounts up to 5% of its total assets for temporary purposes. While the current disclosure in this section of the SAI delineates a particular percentage limit in connection with temporary or emergency borrowing, the limit described (up to 33 1/3%) is consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Notably, aside from the additional 5% allowance permitted under 18(g) for temporary borrowings, funds are permitted to borrow up to the 33 1/3% of total assets under Section 18(f)(1). Accordingly, while there may be some repetition in the manner in which the fundamental investment restriction describes each Portfolio’s borrowing limits, the Registrant believes that the disclosure is appropriate and consistent with Sections 18(f)(1) and 18(g) of the 1940 Act.

Comment 26:	Please clarify, where appropriate, that the Portfolios will satisfy the continuing 300% asset coverage requirements of Section 18(f)(1) of the 1940 Act with respect to “all borrowings” of the Portfolios, including the total amount borrowed and loaned through repurchase agreements and loans of portfolios securities.

Response:	The Registrant has revised the disclosure on the “Loans of Portfolio Securities” section to read as follows:

While each Portfolio is permitted to engage in securities lending, none of the Portfolios has currently implemented a securities lending program. In the event a Portfolio determines to enter into a securities lending program at a future time, a Portfolio will only do so in accordance with applicable law and SEC guidance relating to such arrangements. Any securities lending program implemented by a Portfolio would also be subject to the approval and oversight of the Board.

The Registrant respectfully declines to make the suggested changes with respect to borrowing as it believes the current disclosure in the SAI in the “Borrowing and Leverage” section is appropriate.

Comment 27:	With regard to the Focused Dividend Strategy Portfolio’s non-fundamental investment restriction on borrowing, please revise the disclosure as noted below to conform to Section 18(g) of the 1940 Act and identify the disclosure referred to in this restriction that describes the Fund’s compliance with Section 18(f)(1) of the 1940 Act.

“The Dividend Strategy Portfolio may borrow money to purchase securities as set forth in the Prospectus and SAI and may borrow money for temporary or emergency purposes in amounts not exceeding 5% (taken at the lower of cost or current value) of its total assets (not including the amount borrowed) and pledge its assets to secure such borrowings.”

Response:	The Registrant respectfully declines to make the requested changes as it believes the language is consistent with Section 18(g) of the 1940 Act. In this regard, please see the Registrant’s response to Comment 25 above. Please see the disclosure in the “Borrowing and Leverage” section of the SAI regarding compliance with Section 18(f)(1) of the 1940 Act.

James O’Connor, Esq.

May 13, 2013

Comment 28:	With regard to the Portfolios’ non-fundamental investment restriction relating to investment in illiquid securities, please revise the disclosure as suggested by the Staff to clarify that it is the Directors (and not the Adviser) who make liquidity determinations. Please see Investment Company Act Release 17452 (April 23, 1990) (adopting rule 144A under the Securities Act of 1933, as amended) (the “Release”).

Response:	While the Release cited by the Staff indicates that the ultimate responsibility for liquidity determinations rests with the board of directors, the Release further states that the board may delegate the day-to-day function of determining the liquidity of securities to the fund’s investment adviser, subject to sufficient oversight by the board. The Portfolios’ investment restriction relating to investments in illiquid securities references, among other things, certain determinations of liquidity made by the Adviser, subject to guidelines established by the Directors, in connection with Rule 144A securities and Section 4(2) commercial paper. The Registrant believes that this disclosure is appropriate and consistent with the Release and therefore respectfully declines to make the revisions requested by the Staff.

Should you have any questions concerning the above, please call the undersigned at (201) 324-6378.

Sincerely,

/s/ John E. McLean

John E. McLean

Vice President & Senior Counsel

Enclosures

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP